Exhibit 1

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 29 January 2021, being the last day of trading for that month, the Company’s issued share capital consisted of 2,294,245,327 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 29 January 2021, the Company held 162,347,246 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Oliver Martin
Assistant Secretary
British American Tobacco p.l.c.

1 February 2021